Anil Dhirubhai [redacted] Group

07025313

RECEIVED

2007 JUL 17 P 1:2[illegible]

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 11, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35009

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	**Particulars**
1.	Letters dated July 11, 2007 forwarding therewith the Quarterly Compliance Report as per Clause 49 of the Listing Agreement entered into with the said Exchanges for the quarter ended June 30, 2007

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Encl: As above

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

dlw 7/18

Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Natural Resources Limited**

Quarter ending on: June 30, 2007

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	Yes	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	49 (II)	Yes	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 II (D)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	N. A.	

Reliance Natural Resources Limited

Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

IV. Disclosures	49 (IV)	Yes	
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Disclosure of Accounting Treatment	49 (IV B)	N.A	
(C) Board Disclosures	49 (IV C)	Yes	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	Yes	
(E) Remuneration of Directors	49 (IV E)	Yes	
(F) Management	49 (IV F)	Yes	
(G) Shareholders	49 (IV G)	Yes	
V. CEO/CFO Certification	49 (V)	Yes	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	

For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Date: July 11, 2007

Reliance
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 11, 2007

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

Dear Sir,

Sub: Compliance Report on Corporate Governance for the quarter ended June 30, 2007

Pursuant to Clause 49 of the Listing Agreement entered into with Indian Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended June 30, 2007.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Thanking You.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Encl: As above

Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July 11, 2007 forwarding therewith the Secretarial Audit Report for the quarter ended June 30, 2007

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Encl: As above

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 11, 2007

Shri S Subramanian
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub : Secretarial Audit Report

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended June 30, 2007, received from M/s. Haribhakti & Co. Chartered Accountants, for your kind information and record.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

Reliance Natural Resources Limited

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS
42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 6639 1101-4 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
19-21, BOMBAY MUTUAL CHAMBERS, 3RD FLOOR, AMBALAL DOSHI MARG, MUMBAI-400 001. ✆ : 6639 1106 - 7 / 2265 2675 • FAX : 2265 6260
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Natural Resources Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Natural Resources Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**June 30, 2007**
2	ISIN	INE328H01012
3	Face Value	Rs. 5/- per Equity Share
4	Name of the Company	Reliance Natural Resources Limited
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	-
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	147 31 30 422	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *(as per company records)*	147 31 30 422	100.000

12	Held in dematerialised form in CDSL	9 14 60 748	06.209
13	Held in dematerialised form in NSDL	131 86 31 578	89.512
14	Physical	6 30 38 096	04.279
15	Total No. of Shares (12+13+14)	147 31 30 422	100.000

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No)	YES
if not, updated upto which date	NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	22	1 443	Delay in receipt of Physical DRFs & Share Certificates from DP.
	25	1 157	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**47**	**2 600**	
Pending for more than 21 days	3	321	Non-receipt of Physical DRFs & Share Certificates from DP
Total	3	321	

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Ashish S Karyekar Tel No.: 022 - 3038 6286 Fax No.: 022 - 3037 6622
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Haribhakti & Co. Chartered Accountants 42, Free Press House, 215, Nariman Point, Mumbai - 400 021 Tel.: 022 30042900 Fax.: 022 30042966
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

Place: Mumbai
Date : 10/07/2007

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 12, 2007

Exemption No: 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July 12, 2007 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the said Exchanges for the quarter ended June 30, 2007

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 12, 2007

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended June 30, 2007

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended June 30, 2007.

Kindly take the same on record.

Thanking You.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Encl: As above

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 12, 2007

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended June 30, 2007

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended June 30, 2007.

Kindly take the same on record.

Thanking You.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Encl: As above

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.nrl.in

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE NATURAL RESOURCES LIMITED

Scrip Code : 532709 | **As On : June 30, 2007**

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerialised Form	Total Shareholding as percentage of total number of shares: As a percentage of (A+B)	Total Shareholding as percentage of total number of shares: As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	8845089	8844989	0.61	0.60
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	23	726763053	726741550	49.79	49.33
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**34**	**735608142**	**735586539**	**50.39**	**49.94**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	0	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**34**	**735608142**	**735586539**	**50.39**	**49.94**

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	171	5885486	5400079	0.40	0.40
(b)	Financial Institutions/Banks	398	1804062	1679860	0.12	0.12
(c)	Central Government/State Governments	74	3630018	2615999	0.25	0.25
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	16	73365776	73354682	5.03	4.98
(f)	Foreign Institutional Investors	341	86826938	86702539	5.95	5.89
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1000**	**171512280**	**169753159**	**11.75**	**11.64**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	8939	97090081	96370605	6.65	6.59
(b)	i. Individual shareholders holding nominal share capital up to Rs.1Lakh.	2042987	386432925	331124426	26.47	26.23
	ii. Individual shareholders holding nominal share capital in excess of Rs.1Lakh.	857	53080121	52436068	3.64	3.60
(c)	Any Other (Specify)				0.00	0.00
1	NRIs / OCBs	16739	16040964	11455891	1.10	1.09
2	Pending Confirmation*	0	271	0	0.00	0.00
	Sub -Total (B)(2)	**2069522**	**552644362**	**491386990**	**37.86**	**37.51**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2070522**	**724156642**	**661140149**	**49.61**	**49.16**
	TOTAL (A) +(B)	**2070556**	**1459764784**	**1396726688**	**100.00**	**99.09**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**13365638**	**13365638**	**0.00**	**0.91**
	GRAND TOTAL (A)+(B)+(C)	**2070557**	**1473130422**	**1410092326**	**100.00**	**100.00**

*** Physical shares pending for demat confirmation**

For Reliance Natural Resources Limited

Dy. Company Secretary

Reliance Natural Resources Limited

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	AAA Power Systems (Global) Private Limited	69 82 41 254	47.40
2	Hansdhwani Trading Company Pvt Ltd	40	0.00
3	Reliance Capital Limited	1 64 92 758	1.12
4	Reliance Innoventures Private Limited	1 15 29 001	0.78
5	Sonata Investments Limited	5 00 000	0.03
6	Anil D Ambani	18 59 171	0.13
7	Jaianmol A. Ambani	16 69 759	0.11
8	Jaianshul A. Ambani	100	0.00
9	Kokila D. Ambani	36 65 227	0.25
10	Tina A Ambani	16 50 832	0.11
	TOTAL	**73 56 08 142**	**49.94**

Reliance Natural Resources Limited

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	Life Insurance Corporation Of India	59471480	4.04
	TOTAL	**59471480**	**4.04**

I(d) Statement showing details of locked -in shares

Sr. No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	Anadha Enterprise Private Limited	250000000	16.97
	TOTAL	**250000000**	**16.97**

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	GDR	6682819	13365638	0.91
	TOTAL		**13365638**	**0.91**

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GRDs, SDRs, etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
	Nil	Nil	Nil	Nil
	TOTAL		**0**	**0.00**

Reliance Natural Resources Limited

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City, Navi
Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 12, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35009

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Bombay Stock Exchange Limited in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letter dated July 12, 2007 forwarding therewith the Shareholding Pattern of the Company as of June 30, 2007 for the purpose of Free float Indices in the prescribed form No. A, B, and C.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above
Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City, Navi
Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

July 12, 2007

The General Manager
The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

Dear Sirs,

Sub: - Free Float Indices

We forward herewith Shareholding Pattern of the Company as of June 30, 2007 for the purpose of Free float Indices in the prescribed form No. A, B, and C.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Encl: As above

Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City, Navi
Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE NATURAL RESOURCES LIMITED			
	Scrip Code: 532709	Quarter Ended : June 30, 2007	
Category Code	**Category**	**No.of Shares Held**	**% of Shareholding**
I	**CONTROLLING/STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives	88 45 089	0.60
2	Indian Corporate Bodies/ Trusts/ Partnerships	70 97 70 295	48.18
3	Persons Acting in Concert (also include Suppliers/ Customers)	1 69 92 758	1.15
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**73 56 08 142**	**49.94**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	**GDRs/ADRs/ ADSs**	0	0.00
	Sub Total C	**0**	**0.00**
D	**OTHERS (Please specify here)**	0	0.00
	Sub Total D	**0**	**0.00**
E	**ANY OTHER SHARES LOCKED-IN** (except covered above)	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**73 56 08 142**	**49.94**

Reliance Natural Resources Limited

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City, Navi
Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	43 95 07 176	29.83
2	Indian Corporate Bodies/Trusts/Partnerships	9 70 90 081	6.59
3	Independent Directors & Relatives	5 870	0.00
4	Present Employees	0	0.00
5	Banks/Financial Institutions	20 37 975	0.14
6	Central/State Govt.	36 30 018	0.25
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	7 33 65 776	4.98
9	Mutual Funds	56 51 573	0.38
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**62 12 88 469**	**42.17**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	2 84 815	0.02
15	Foreign Institutional Investors (SEBI-registered)	8 68 26 938	5.89
16	Non Resident Indians (Individuals)	1 57 56 149	1.07
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**10 28 67 902**	**6.98**
C	**GDRs/ADRs/ADSs**	1 33 65 638	0.91
	Sub Total C	1 33 65 638	**0.91**
D	**OTHERS (Please specify here)**		
	Pending Confirmations	271	0.00
	Sub Total D	**271**	**0.00**
	Sub Total II	**73 75 22 280**	**50.06**
	Grand Total	**1 47 31 30 422**	**100.00**

Reliance Natural Resources Limited

Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City, Navi
Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

BROAD SUMMARY OF HOLDINGS

		No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings		**73 56 08 142**	49.94
Total Free-float		**73 75 22 280**	50.06
	Grand Total	**1 47 31 30 422**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS

		No.of Shares Held	% of Shareholding
Total Domestic Holding		**1 35 68 96 882**	92.11
Total Foreign Holding		**11 62 33 540**	7.89
	Grand Total	**1 47 31 30 422**	**100.00**

Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City, Navi
Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

FORM B

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE NATURAL RESOURCES LIMITED

	Scrip Code	**532709**	**Quarter Ended**	**June 30, 2007**
Sr. No.	**Holders Name**	**No. of Shares Held**	**% of Shareholding**	**Category Code**
1	Anil D Ambani	18 59 171	0.13	I-A-1
2	Jaianmol A. Ambani	16 69 759	0.11	I-A-1
3	Jaianshul A. Ambani	100	0.00	I-A-1
4	Kokila D. Ambani	36 65 227	0.25	I-A-1
5	Tina A Ambani	16 50 832	0.11	I-A-1
6	AAA Power Systems (Global) Private Limited	69 82 41 254	47.40	I-A-2
7	Hansdhwani Trading Company Pvt Ltd	40	0.00	I-A-2
8	Reliance Innoventures Private Limited	1 15 29 001	0.78	I-A-2
9	Reliance Capital Limited	1 64 92 758	1.12	I-A-3
10	Sonata Investments Limited	5 00 000	0.03	I-A-3
	Total	**73 56 08 142**	**49.94**	

Reliance Natural Resources Limited

Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City, Navi
Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE NATURAL RESOURCES LIMITED

Scrip Code	532709	Quarter Ended	June 30, 2007

Sr. No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation Of India	5 94 71 480	4.04	II-A-8	NIL
	Total	5 94 71 480	4.04		

For Reliance Natural Resources Limited

Dy.Company Secretary

Reliance Natural Resources Limited

END